

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2015

Daniel Birnbaum
Chief Executive Officer
SodaStream International Ltd.
Gilboa Street
Airport City 7010000
Israel

**Re: SodaStream International Ltd.
Form 20-F for Fiscal Year Ended December 31, 2014
Filed April 20, 2015
File No. 1-34929**

Dear Mr. Birnbaum:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Note 6 - Operating segments, page F-31

1. We note for the year ended December 31, 2014 that total reportable segments results, per page F-32, equal $69,974,000, while total reportable segments results equal $79,818,000 per page F-34. Please reconcile the difference. Also, your current reconciliation on page F-34 only shows one nondescript reconciling item of $64,837,000. Please separately identify and describe all material reconciling items in accordance with paragraph 28 of IFRS 8.

Note 10 – Inventories, page F-40

2. We note your statement on page F-38 that, "During the fourth quarter of 2014 the Company announced a restructuring plan which includes the transition of its main manufacturing site in Mishor Adumim to a new plant in Southern Israel and the changes in its current product line." We also note that you had an $8.3 million inventory write-

down associated with your restructuring plan announced in 2014. In this regard, disclose more detailed information regarding your restructuring plan in accordance with guidance in paragraphs 84-88 of IAS 37. Also, referring to your basis in accounting literature, tell us how and why inventory was impacted as a result of your restructuring plan.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman at 202-551-3371 or Ivette Leon at 202-551-3351 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant